

Mail Stop 3720

January 6, 2012

<u>Via E-mail</u>
Mr. Nehemia Zucker
Chief Executive Officer
j2 Global Communications, Inc.
6922 Hollywood Boulevard, Suite 500
Los Angeles, CA 90028

> **Re:** **j2 Global Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 28, 2011**
>
> **Form 10-Q for the quarterly period ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 0-25965**

Dear Mr. Zucker:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director